UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-23214.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAMSONITE EMPLOYEE SAVINGS TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAMSONITE CORPORATION

11200 EAST 45TH AVENUE
DENVER, COLORADO 80239

Samsonite

Employee Savings Trust

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

Samsonite

Employee Savings Trust

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits - December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule – Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Signature page

Exhibit 23.1
- Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and Plan Participants of the

Samsonite Employee Savings Trust:

We have audited the accompanying statements of net assets available for benefits of the Samsonite Employee Savings Trust (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado

June 11, 2004

Samsonite

Employee Savings Trust

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002

Assets:

Receivables
From employees	$—	69,592
From employer	—	37,975

Total receivables	—	107,567

Investments, at fair value (Note 3):

Interest Bearing Cash	—	1,135
Unallocated Insurance Contract	11,199,367	11,490,743
Pooled Separate Accounts	21,061,608	16,246,456

Samsonite Corporation common stock	18,868	19,933

Loans to participants	336,185	351,103

Total investments	32,616,028	28,109,370

Net assets available for benefits	$32,616,028	28,216,937

See accompanying notes to financial statements.

Samsonite

Employee Savings Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Investment Income:
Interest and dividend income	$410,823
Net realized and unrealized appreciation of investments	4,597,988
Total investment income	5,008,811
Contributions:
Employee contributions	1,467,242
Employer contributions	489,305
Rollover contributions	246,657
Total contributions	2,203,204
Distributions and Expenses:
Benefits and distributions	(2,783,429)
Administrative expenses	(29,495)
Total distributions and expenses	(2,812,924)
Net increase	4,399,091
Net assets available for benefits, beginning of year	28,216,937
Net assets available for benefits, end of year	$32,616,028

See accompanying notes to financial statements.

Samsonite

Employee Savings Trust

Notes to Financial Statements

1. Description of the Plan

The following description of the Samsonite Employee Savings Trust (the Plan) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) retirement plan covering substantially all nonunion employees of Samsonite Corporation and its subsidiaries (the Company).  CIGNA Retirement and Investment Services (CIGNA) is the record keeper of the Plan.  Connecticut General Life Insurance Company is the custodian of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Non-union employees of the Company, excluding hourly sales employees of Samsonite Company Stores, are eligible to participate in the Plan as of the first day of the month following their date of hire.

Contributions

Effective January 1, 2002, Plan participants may contribute to the Plan up to 30% of their compensation, as defined in the Plan document.  The Company makes matching contributions of 50% of the first 6% of participant contributions.  For the years ended December 31, 2003 and 2002, the first $12,000 and $11,000 (limits per the Internal Revenue Code (IRC)), respectively, of an employee’s contribution is on a before-tax basis; catch up contributions of $2,000 and $1,000, respectively, are allowed, if eligible; contributions in excess of these limits are on an after-tax basis. The Company may also make discretionary contributions in accordance with the Plan document. Discretionary contributions of $51,750 were made for the year ended December 31, 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings and losses.  Plan earnings and losses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected.

Vesting

Participants’ contributions to the Plan and earnings thereon are 100% vested.  Effective January 1, 2002, participants become vested in the Company’s contributions and related earnings based on years of service as follows:

Years of Service	Vested Percentage
Less than two	0%
Two	25%
Three	50%
Four	75%
Five	100%

Participants’ accounts become fully vested upon death, total disability, reaching normal retirement age, or termination of the Plan.  Forfeited Company contributions are used to reduce Company matching contributions and/or administrative expenses.  Forfeitures used to offset Plan administrative expenses and Company contributions were approximately $120,000 for the year ended December 31, 2003.  Forfeitures available to offset future Company contributions and Plan administrative expenses are approximately $0 and $2 as of December 31, 2003 and 2002, respectively.

Payment of Benefits

Upon termination of service due to death, disability or retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over the participant’s life expectancy.

Participant Loans

Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as transfers between the investment funds and the Participant Loans fund.  Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account.  Interest rates on loans outstanding as of December 31, 2003 and 2002 range from 5.0% to 9.75% and from 8.25% to 9.75%, respectively.  Loan repayments are made in equal installments through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Administrative Expenses

Administrative expenses of the Plan are paid by both the Plan and the Company.  In addition, the Company has provided certain services to and paid certain expenses of the Plan without reimbursement.

Tax Status

The Plan obtained its latest tax determination letter on February 6, 2002, in which the Internal Revenue Service states that the Plan, as then designed, is in compliance with the applicable requirements of the IRC.  The Plan has since been amended.  The Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

2.   Summary of Significant Accounting Policies and Practices

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The value of Samsonite Corporation common stock is determined by quoted market prices.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded as of the trade date.  Interest is recognized as earned and dividends are recognized on the ex-dividend date.

Pooled separate accounts are stated at fair value as determined by CIGNA.  Unallocated insurance contracts (guaranteed interest accounts) are reported at fair value, as determined by CIGNA, as the contracts are not fully benefit responsive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ significantly from these estimates.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

Participants may direct contributions, in multiples of 1% increments, to various investment options provided by CIGNA.

The fair value of investments that individually represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2003	2002
Guaranteed Income Fund	$11,199,367	$11,490,743
Fidelity Equity Income II Account	5,943,515	4,294,315
CIGNA Lifetime 40 Fund	2,457,923	2,207,850
S&P 500 Index Fund	2,391,922	1,954,953
Fidelity Contra Fund Account	3,858,481	2,800,188
Janus Worldwide Account	1,870,097	1,699,440

During 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $4,597,988 as follows:

Year ended December 31, 2003
Net Change in Fair Value	$4,592,056
Pooled separate accounts	5,932
Samsonite Corporation common stock	$4,597,988

4. Related Party Transactions

Certain Plan investments are units/shares of pooled separate accounts and an unallocated insurance contract managed by CIGNA, the custodian.  As such, these transactions qualify as party-in-interest.  Additionally, as Samsonite Corporation is the Plan sponsor, transactions with Samsonite Corporation common stock held by the Plan qualify as party-in-interest.

5. Risks and  Uncertainties

The Plan provides for various investments in an unallocated insurance contract, pooled separate accounts and common stock.  Investments, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term.

Supplemental Schedule

Samsonite

Employee Savings Trust

Supplemental Schedule, Schedule H, line 4i –Schedule of Assets Held at End of Year

December 31, 2003

Identity of issue	Number of shares/units	Current Value

*Connecticut General Life Insurance Company
Unallocated Insurance Contract:
Guaranteed Income Fund	308,939	$11,199,367
Pooled Separate Accounts:
Fidelity Equity Income II Account	115,567	5,943,515
Large Cap Value/John A. Levin & Co. Fund	33,407	480,514
CIGNA Lifetime 20 Fund	11,096	248,911
CIGNA Lifetime 30 Fund	5,995	135,666
CIGNA Lifetime 40 Fund	113,461	2,457,923
CIGNA Lifetime 50 Fund	21,295	456,224
CIGNA Lifetime 60 Fund	28,194	567,509
S& P 500 Index Fund	38,216	2,391,922
Fidelity Contra Fund Account	40,232	3,858,481
Dreyfus Founders Growth Account	23,929	462,343
Small Cap Growth/Times Square Fund	91,572	1,574,495
Invesco Dynamics Fund	28,624	614,008
Janus Worldwide Account	35,466	1,870,097
Total pooled separate accounts		$21,061,608

Samsonite common stock	29,028	18,868

Participant loans (interest rates ranging from 5.00%-9.75%)		336,185
		$32,616,028

*Represents a party-in-interest.

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Samsonite Employee Savings Trust

Date: June 23, 2004	By:	/s/ Richard H. Wiley
Richard H. Wiley
Samsonite Corporation
Chief Financial Officer, Treasurer and Secretary